FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  August

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC HOLDINGS PLC
2010 INTERIM RESULTS - HIGHLIGHTS

Strong increase in profitability

·
Pre-tax profit more than doubled to US$11.1 billion on a reported basis - US$10 billion1 excluding fair value on own debt, up 34 per cent.
·
Underlying pre-tax profit up by US$2.2 billion or 30 per cent to US$9.6 billion.
·
Profit attributable to shareholders more than doubled to US$6.8 billion on a reported basis.
·
Loan impairment charges and other credit risk provisions down US$6.4 billion to US$7.5 billion, the lowest since the start of the financial crisis.
·
Earnings per share up 81 per cent to US$0.38 (first half 2009: US$0.21).
·
Declared dividends of US$2.8 billion or 16 cents per ordinary share in respect of the period.

Universal banking model delivering profits through the cycle

·
Profitable in every customer group and in all regions outside North America2.
·
Diversified Global Banking and Markets business delivered another very strong performance.
·
Commercial Banking exceptionally well placed to support rebounding international trade.
·
Strategic repositioning of Personal Financial Services driving improved profitability.
·
Strong Asia profits reflect investment in building presence across the region.

Financial strength core to our philosophy and key to future growth

·
Profits added US$6.0 billion to tier 1 capital. Tier 1 ratio 11.5 per cent, well above target range; core tier 1 ratio 9.9 per cent.
·
Funding strength underpinned by customer deposits of US$1.15 trillion and customer advances-to-deposits ratio below 80 per cent.
·
Lending up in all regions since 31 December 20092.

Building our customer base and investing for the long term

·
Customer acquisition focused on international financial needs:
Ø
Premier
customers up to 3.9 million; on target for six million by the end of 2011.
Ø
Commercial Banking customers up to 3.5 million, 85 per cent of new customers in emerging markets.
·
Leadership in emerging markets extended by additional investments in India, China, Vietnam and Kazakhstan.
·
Strengthened position as leading international bank in China: opened 100th mainland outlet; supported Bank of Communications rights issue; grew leadership in renminbi services.
·
World's most valuable banking brand for third year running3;
Euromoney
's'Best Global Emerging Markets Bank'.

1
Reported profit before tax excluding changes in fair value of own debt due to credit spread.
2
Underlying basis.
3
Brand Finance Banking 500 2010 League Table.

HSBC HOLDINGS REPORTS PRE-TAX PROFIT OF US$11,104 MILLION

HSBC made a profit before tax of US$11,104 million, an increase of US$6,085 million, or 121 per cent, compared with the first half of 2009.

Net interest income of US$19,757 million was US$781 million, or 3.8 per cent, lower than the first half of 2009.

Net operating income before loan impairment charges and other credit risk provisions of US$35,551 million was US$810 million, or 2.3 per cent, higher than the first half of 2009.

Total operating expenses of US$18,111 million increased by US$1,453 million, or 8.7 per cent, compared with the first half of 2009. On an underlying basis, and expressed in terms of constant currency, operating expenses increased by 5 per cent.

HSBC's cost efficiency ratio was 50.9 per cent compared with 47.9 per cent in the first half of 2009.

Loan impairment charges and other credit risk provisions were US$7,523 million in the first half of 2010, US$6,408 million lower than the first half of 2009.

The Directors have declared a second interim dividend for 2010 of US$0.08 per ordinary share, a distribution of approximately US$1,401 million.

The core tier 1 ratio and tier 1 ratio for the Group remained strong at 9.9 per cent and 11.5 per cent, respectively, at 30 June 2010.

The Group's total assets at 30 June 2010 were US$2,418 billion, an increase of US$54 billion, or 2.3 per cent, since 31 December 2009.

Geographical distribution of results

Profit/(loss) before tax
	Half-year to
	30 June 2010		30 June 2009		31 December 2009
	US$m	%	US$m	%	US$m	%

Europe	3,521	31.7	2,976	59.3	1,033	50.2
Hong Kong	2,877	25.9	2,501	49.8	2,528	122.7
Rest of Asia-Pacific	2,985	26.9	2,022	40.3	2,178	105.7
Middle East	346	3.1	643	12.8	(188)	(9.1)
North America	492	4.4	(3,703)	(73.8)	(4,035)	(195.9)
Latin America	883	8.0	580	11.6	544	26.4

	11,104	100.0	5,019	100.0	2,060	100.0

Tax expense	(3,856)		(1,286)		901

Profit/(loss) for the period	7,248		3,733		2,961

Profit/(loss) attributable to
shareholders of the
parent company	6,763		3,347		2,487

Profit attributable to
non-controlling interests	485		386		474

Distribution of results by customer group and global business

Profit/(loss) before tax
	Half-year to
	30 June 2010		30 June 2009		31 December 2009
	US$m	%	US$m	%	US$m	%

Personal Financial Services	1,171	10.5	(1,249)	(24.9)	(816)	(39.6)
Commercial Banking	3,204	28.9	2,432	48.5	1,843	89.5
Global Banking and Markets	5,633	50.7	6,298	125.5	4,183	203.0
Private Banking	556	5.0	632	12.6	476	23.1
Other	540	4.9	(3,094)	(61.7)	(3,626)	(176.0)

	11,104	100.0	5,019	100.0	2,060	100.0

Review by Michael Geoghegan, Group Chief Executive

Group financial performance strongly ahead

At HSBC, we have a clear and distinctive strategy. It is to rebalance the Group towards the needs of a fast-changing global economy, while keeping our strong capital and liquidity position. Our focus is therefore to build upon our unrivalled franchise in emerging markets, while delivering connectivity for our customers everywhere in an increasingly connected world. That HSBC delivered a strongly improved performance in the first half of 2010 is in large part thanks to this strategy and our success in repositioning and transforming the business to deliver on it.

Our Personal Financial Services and Commercial Banking businesses delivered significantly improved results, adding to another very strong performance in Global Banking and Markets. On a reported basis, pre-tax profits more than doubled to US$11.1 billion compared with the first half of 2009, including the impact of movements on the fair value on our own debt relating to credit spreads. Underlying pre-tax profits1 increased by 30 per cent to US$9.6 billion year-on-year, driven by significantly reduced loan impairment charges.

With regulatory change ahead, capital and funding strength will become even more important in deciding which banks can grow and which are left behind. Maintaining our strong balance sheet therefore remains core to our banking philosophy. We further strengthened our tier 1 capital through underlying profit generation and capital issuance. We increased our tier 1 capital ratio to 11.5 per cent, we grew our core tier 1 ratio to 9.9 per cent and the outcome of the EU-wide stress test exercise by the Committee of European Banking Supervisors in July
2
confirmed the robustness of our capital position. Our ratio of customer advances to deposits remained steady at under 80 per cent, providing a broad indication of our funding strength and keeping our distinctive liquidity position.

As one of the industry's leading dividend payers, HSBC recognises the importance of dividend income to all our shareholders, not least our many retail investors. We declared dividends on ordinary shares of US$2.8 billion in respect of the first half of the year including a second interim dividend of eight US cents per ordinary share, payable on 6 October 2010. Return on average total shareholders' equity improved to 10.4 per cent on a reported basis and was 9.3 per cent excluding the impact of movements on the fair value of our own debt related to credit spreads. As we reduce our run-off portfolios, we believe shareholders' continuing support of HSBC will be rewarded with improving returns - albeit towards the lower end of the target range - in the medium term.

Once again, emerging economies led the global recovery in the first half. Government infrastructure investment continued apace, while flows of cross-border trade and investment sustained their rapid recovery. We continued to rebalance our assets steadily towards the world's emerging markets and to build new revenue streams across the Group, positioning the business for sustainable growth.

Despite increasing economic uncertainty towards the end of the period, we saw appetite for credit grow steadily, especially among our business customers. This is now feeding through into lending growth, a trend we expect to continue. In the first half of the year, we added assets in targeted segments to the balance sheet, more than offsetting the effect of the run-off in our exit portfolios. We grew loans and advances to customers in all regions and by four per cent overall, compared with  the end of 2009. Geographically, the strongest growth was in Asia, where we grew lending by 15 per cent. In Commercial Banking we grew lending by nine per cent globally.

We gained share of international trade volumes, made progress in building our Insurance and Wealth Management businesses, and expanded our advisory services in Global Banking and Markets. As a result, fee income rose overall outside the US.

Overall, revenues were broadly in line with the second half of 2009. However, as we expected, they were lower than in the first half, given the exceptional market conditions in that period, especially in Global Banking and Markets. This also reflected our success in reducing and repositioning Personal Financial Services portfolios away from Consumer Finance and other unsecured lending products.

As we focus on building a high quality asset base for the future, it is encouraging that loan impairment charges now stand at their lowest levels since the start of the financial crisis.  They almost halved overall, reducing by US$6.8 billion to US$7.5 billion year-on-year. This reflects the benefit of more stable economic conditions for many of our customers and follows our actions, begun before the crisis, to reduce exposure to unsecured lending outside our key relationships, to exit unprofitable business lines and to tighten underwriting standards for new business.

We continued to invest in expanding the business and transforming our operations. However, we did so with a focus on cost control. As a result, our cost efficiency ratio was only slightly above our target range at 53.1 per cent. Costs were broadly unchanged, excluding the impact of the one-off pension gain in the first half of 2009, and the UK and French payroll taxes on 2009 bonuses and pension curtailment accounting gain in the US which were accounted for in the current period. Overall, operating expenses were five per cent higher.

Profitable in every region outside North America

In Asia, performance was comfortably ahead, with pre-tax profits increasing by 20 per cent to US$5.6 billion. As levels of trade activity improved from the lows of a year ago and demand for credit, investment and insurance products increased, we continued to meet our customers' growing financial needs. The contribution of Asian profits generated outside Hong Kong grew to 50 per cent, underlining our growing presence across the region.

Pre-tax profits in Latin America increased by 36 per cent to US$0.9 billion, largely driven by improved credit experience in our retail businesses as we ran off higher risk consumer portfolios.

In the Middle East, pre-tax profits were down by 39 per cent at US$393 million but were well ahead of the second half of 2009. Loan impairment charges were modestly higher year-on-year but more than halved in comparison with the second half of 2009 as credit delinquency trends improved. We have seen customer activity beginning to pick up and believe the region has a sustainable and strong future.

In Europe, pre-tax profits were strongly ahead in Personal Financial Services and were also higher in Commercial Banking. Overall, they were 19 per cent lower at US$2.8 billion, as Global Banking and Markets revenues reduced from the exceptional first half performance of 2009.

Profits in the UK accounted for 52 per cent of the European total. In the UK, we grew international trade volumes and increased mortgage lending. The quality of the new mortgage book is illustrated by a low average loan to value ratio of 53 per cent.

Continental Europe represented 48 per cent of total European pre-tax profits. We strengthened our management team to focus more closely on opportunities for growth across the region and began to centralise our processing operations to deliver greater economies of scale. Despite weak and volatile market conditions, HSBC successfully managed its sovereign risk exposures in respect of Greece, Portugal, Spain and Ireland which were US$4 billion and the overall quality of our sovereign debt portfolio remains strong.

It is an encouraging sign of progress in the US that performance in North America was ahead by some US$2 billion, resulting in a significantly reduced pre-tax loss of US$80 million. Loan impairment charges fell markedly and we made good progress in developing our continuing businesses generally - including Premier, international trade finance, and our Global Banking and Markets business where we continued to support the needs of our Latin American corporate clients.

Our US Consumer Finance run-off portfolios continued to decrease in line with our expectations. We reduced total balances across these portfolios by a further US$10 billion to US$69 billion since the end of 2009.
In July, we also agreed in principle to sell the remainder of the vehicle finance loan portfolio and other related assets to an unaffiliated third party. The sale is expected to close in the third quarter of 2010.

Profitable in every customer group

Led by these improvements in the US, Personal Financial Services returned to profit for the first time in two years. Pre-tax profits were US$1.2 billion, following an improvement of US$2.5 billion year-on-year. We benefited from a stronger credit experience, in part driven by improved collections processes. We also saw stronger sales of wealth management, insurance and mortgage products and higher customer deposits.

In Commercial Banking, pre-tax profits were also well ahead, rising by 40 per cent to US$3.1 billion, reflecting an improvement in the economic environment, supported by active portfolio management during the crisis, robust revenues and progress in rebuilding the balance sheet through selective lending growth.

Although pre-tax profits were down 13 per cent at US$5.6 billion,  Global Banking and Markets reported its second best performance of any half-year period, reinforcing the success of our emerging markets-led, financing-focused strategy. The business remained highly diversified with the largest revenue stream contributing some 20 per cent of the total.

Balance Sheet Management revenues were lower, but they were robust and opportunities remained to redeploy our liquidity efficiently.

Private Banking pre-tax profits were 13 per cent lower at US$0.6 billion, largely due to the impact of low interest rates. However, net new money inflows totalled US$7.3 billion, the majority of which were from emerging markets.

Building on our distinctive strengths

At HSBC, we are very clear about what makes us a different kind of bank and we are building on those strengths that enable us to serve our customers best.

Connecting customers across regions

As we see other companies in all industries working to build global scale, we are thankful for the global reach that comes from 145 years of doing business as an international bank. We are constantly working to harness the connectivity this provides so we can better meet the needs of our international customers.
Global Banking and Markets provides an excellent example of this in action. Our global network allows us to service customers with cross-border trading or financing needs anywhere in the world, by accessing the expertise in our major dealing rooms in centres like London, Paris, New York and Hong Kong. This has helped us to increase the revenue contribution from emerging markets, which grew from 35 per cent to 37 per cent year-on-year.

Reinforcing our position as the world's leading emerging markets bank

In July,
Euromoney
recognised the breadth and depth of HSBC's presence across the world's faster-growing regions by naming us 'Best Global Emerging Markets Bank'. Throughout the first half, we continued to rebalance our footprint towards these regions and we expect them to account for the majority of global growth for the foreseeable future.

There is no market of greater strategic importance to HSBC than Greater China. We continue to protect and build on our position as the leading international bank in mainland China, where we opened our 100th HSBC-branded outlet and opened a flagship new China Head Office in Shanghai. We are building on our strategic partnerships and subscribed for our full entitlement of H-shares in the Bank of Communications rights issue. We also incorporated locally in Taiwan which will complement our platforms in Hong Kong and  mainland China and improve our access to the region.

We are committed to building our presence in India too and so, in July, we announced our third investment in two years through the acquisition of the Indian retail and commercial operations of the Royal Bank of Scotland. This will significantly increase our scale in Asia's third largest economy and give us access to 1.1 million customer relationships. Subject to regulatory approvals, we expect to complete the deal in the first half of 2011.

In June, we also announced an acquisition to increase our presence in Kazakhstan, a fast-growing economy with important trade links to mainland China.

Maintaining our funding strength

One of the key lessons to emerge from the financial crisis was the critical importance of stable liquidity. At HSBC, deposits have always been fundamental to everything we do and they remain the fuel for our future growth.

It is proof of our brand strength that - at a time of low interest rates and intense competition for savings - we increased customer deposit balances by three per cent to US$1,147 billion during the period. The effect on our profits of low deposit spreads remains significant, but I believe HSBC is a bank well positioned to benefit from a progressive rise in interest rates. Just as important as the financial returns, our liquidity position means we can respond to new growth opportunities as soon as they emerge - not least in Asia, where our funding base is particularly strong.

Building a customer base for tomorrow

There is no greater opportunity for HSBC in Personal Financial Services than serving the needs of the world's 180 million mass affluent individuals. These customers are typically highly mobile, with significant cross-border requirements that play to our strengths as a global bank.

Premier is our flagship product for this sector and we are on track to build our customer base to six million by the end of 2011. In June, the monthly increase in Premier customer numbers reached 100,000 and, at the end of the period, total numbers reached 3.9 million. Revenues from Premier customers can be over four times that generated by a standard account in the current interest rate environment. Furthermore, wealth management products account for an increasing proportion of Premier revenues, highlighting our ability to manufacture and deliver a full suite of products of real value to affluent customers over their lifetimes. Looking to the longer term, we have now also launched Advance in 22 countries, an international proposition for the next generation of potential Premier customers.

As trade volumes recover and the direction of global investment shifts, international business customers have continued to turn to HSBC and to benefit from our global scale and connectivity across the world's emerging and developed markets. In Commercial Banking, international customers typically generate more than double the revenues of domestically focused companies and we grew this customer base by 16 per cent. Building relationships with small and medium-size companies is also core to our future growth strategy, and we increased these customer numbers by three per cent to 3.3 million, with 84 per cent of new customers in emerging markets.

Within Global Banking and Markets, we are focusing on building broad-based relationships with those international customers where we are best equipped to meet their full range of financial needs and we have the greatest opportunity to grow revenues. Working together, Private Banking and Global Banking and Markets launched a family office partnership to provide better, more holistic relationship management, for our wealthiest clients. Private Banking also continued to focus on developing business in emerging markets and was recognised as 'Best Global Wealth Manager' by
Euromoney
in July.

Building sustainable revenue streams for the future

With a very clear understanding of our customers and their future needs, we are carefully developing our range of products and services in response. We are targeting those areas where we know HSBC has distinctive strengths, where the revenue opportunity is big enough to make a difference and where the risk-adjusted returns are most attractive.

Expanding our wealth management offering

People in most of our key markets are living longer and demanding longer-term financial products, presenting great opportunities to grow our wealth management business. We are increasing share in key markets including Hong Kong, the UK and Canada and developing new products to meet the needs of our Premier customers. In 2009, we launched World Selection, a dynamically managed multi-manager fund product, bringing a diverse range of international assets to our local retail customers. In the first half of 2010, we extended the product to 21 countries and increased funds under management by 59 per cent to US$4.1 billion. We also launched five new Exchange Traded Funds ('ETF's) and, in July, announced the launch of our first emerging market ETF for Brazil as we continue to make low-cost access to global markets available for our retail customers.

Building our emerging market insurance platforms

As growth in demand for insurance in emerging markets accelerates, we are investing for the future with encouraging success, particularly in Asia and Latin America. Our ambition is to be the leading international bancassurer in Asia within the next decade.

We have already built a leading life insurance business in Hong Kong through our integrated bancassurance strategy. In mainland China, HSBC Life has grown rapidly within its first year of operation. In India, our joint venture with Canara Bank and Oriental Bank of Commerce is a top 12 international insurer in the country after two years of operation. Our commitment to Asia was further underlined in January when we increased our investment in Vietnam - one of the fastest-growing ASEAN economies - by increasing our stake in Bao Viet Holdings from ten to 18 per cent.

In Latin America, sales of insurance products increased and we continued to tailor our proposition to different customer segments and successfully launched new products in Mexico and Brazil.

Extending our leadership in international trade

International trade is set to grow faster than GDP for the foreseeable future and our own research shows that the trade finance needs of most mid-sized companies are growing quickly. Thanks to our global connectivity and local knowledge, we are meeting these needs. HSBC's export-related trade volume continued to grow steadily and we progressively gained market share during the period.

To support the growing flows between emerging and developed economies, we are moving the right people and skills to the right places and, as the leading international emerging markets bank, we are particularly well placed to support the growing flows of 'South-South' trade. In Commercial Banking, we are seeing a rapid increase in trade flows between Latin America and mainland China and we are transferring bankers from Europe, the US and Latin America to mainland China and Hong Kong. In Global Banking, we transferred bankers from our Latin American operations into HSBC offices in mainland China, and set up a reciprocal China desk in Brazil.

Capturing the outflows from mainland China

I believe that the re-emergence of China's economy will drive the biggest change to global trade patterns in the generation ahead. We expect mainland China's total trade flows with the rest of the world to grow by some 13 per cent a year over the next five years to US$5 trillion.

Mainland Chinese companies expanding overseas accounted for about half of new customer growth in Commercial Banking in Hong Kong over the past twelve months. We also aim to be the pre-eminent international bank in renminbi trade, settlement and bond issuance, as regulations change and the offshore renminbi market gradually develops. In Hong Kong, HSBC had a significant share of the cross-border clearance market and we expect to grow this further in the second half of the year. In June, we executed the first cross-border renminbi transaction in the UK and we aspire to be the first international bank to execute transactions across six continents. In July, we also acted as sole bookrunner and lead manager for the first ever offshore renminbi certificate of deposit issue, which provides a new investment vehicle for market participants to manage portfolio risk.

Building out our equity platform

Over the past 15 years, HSBC has built a world-class debt capital market platform in the world's faster-growing markets, something
Euromoney
recognised when they named us 'Best Global Emerging Markets Debt House' in July. We are now leveraging these customer relationships and building out our equities platform in a co-ordinated and selective way across Advisory, Equity Capital Markets, Research and Distribution. We are expanding in Hong Kong, mainland China, India, the Middle East, Brazil and Mexico and developing our European business in the UK, France and Germany. This will enable us to deliver a comprehensive range of Equities products to key institutional clients and personal, commercial and private banking customers alike. During the period, we made key hires, continued to invest in our trading and infrastructure platform, and gained market share in Asia and Europe.

Growing our leadership in Islamic finance

Islamic finance is a fast-developing industry, currently growing at over 20 per cent a year. HSBC Amanah represents the largest and most comprehensive Islamic proposition of any international bank, with successful operations in the UK, the Middle East and Asia-Pacific. We continued to expand our product range across our customer groups and we were delighted to be recognised as
Euromoney
's 'Best International Islamic Bank' and 'Best Sukuk House' in 2010. In the first half of the year, we were the global lead underwriter for sukuk and we launched an Amanah Premier proposition in four markets in the Middle East and two markets in Asia-Pacific. In July, we opened our first Amanah-only branch in Qatar, the fourth country in which we have established dedicated branches to serve the full range of Islamic banking needs.

Transforming our business infrastructure

Of course, investment in building relationships and expanding our products and services will not be successful unless we continuously invest to improve customer service and deliver greater efficiency.

Above all, we are delivering a better and more consistent experience for our customers. This year, we will refresh, refurbish or expand over 1,000 branches including more than 200 in the UK, and we have begun a three-year programme to invest over US$500 million in our Latin American branch network. We have taken the first steps towards improving the account opening experience across our retail businesses which will, over time, free our staff to focus directly on customer needs.

We are also investing in adding front-line staff, to improve relationship management and drive future sales growth. In Personal Financial Services, we aim to recruit 1,000 additional relationship managers and other customer-facing staff this year to support the development of Premier. In Private Banking, we have begun a three-year programme to add up to 500 customer-facing staff covering key markets in Asia, Latin America and the Middle East. In Commercial Banking, we are recruiting up to 500 relationship managers and business specialists to drive business expansion in Brazil and Mexico.

At the same time, we are transforming our operations to create a more efficient, better connected bank. In Latin America, we are joining up our sites across the region so we can better compete with bigger local competitors. One example is the centralisation of our trade operations in Panama, which has allowed us to deliver a better, more consistent customer experience across a number of countries. We have adopted a new collections call model, allowing us to export our best practice in the US across the Group and, in the Middle East, this has led to a 40 per cent reduction in the number of outbound calls.

We also continued to improve our direct channels. As a result, one million small and medium-size business customers used our Business Internet Banking platform and we grew the number of users of our online platform for larger commercial customers, HSBCnet, by 17 per cent to 55,000.

Thanks to these important initiatives and the dedication and focus of all of our staff, we are making measurable progress in improving customer satisfaction. Among Business Banking customers, we have exceeded our brand health scores in a number of key markets.
Meanwhile, among our Personal Financial Services customers, our ambition is to achieve a top three ranking for customer recommendation in all 15 markets that we track.
We are already
in the top three for nine of these markets. A
ll of this is helping to reinforce the strength of our brand and we were delighted to be named the top banking brand by
Brand Finance
for the third year running in 2010.

Well positioned for the shifting economy and for regulatory change

Global demand will remain constrained as long as we face the likelihood of anaemic growth in various Western nations. But while these economies come to terms with austerity, we remain bullish on the outlook for emerging markets - both short and long-term. Some cooling off is possible, however I am confident that the authorities in leading economies like China can and will continue to deliver sustainable growth and support domestic demand.

Regulatory change is now beginning to move up a gear, and HSBC's capital strength positions us strongly for change. HSBC is preparing for a period which will be characterised by further intense public and political scrutiny of banks in the West and a complex compliance environment with a higher level of intervention by regulators. Meanwhile, finalising the shape of the global regulatory framework remains the most urgent challenge for the industry and its supervisors. Greater clarity is required, however reform is clearly moving in the right overall direction. Our collective responsibility now is to get the details and the timetable right so trade and capital can flow freely and banks are able to play their full part in financing these flows and supporting  economic growth.

The West is realising that it does not have all the answers and the commitment of the G20 in driving forward the reform agenda is promising, with policymakers in emerging markets playing an increasing part. We believe it is essential that all G20 members participate according to the same rules, otherwise we will end up with an uneven playing field that looks very different depending on where a company is headquartered. In a global marketplace where businesses and people are mobile, one country cannot afford to pursue its own particular policy agenda without considering the possible unintended consequences for the wider economy.

Finally, we believe that HSBC's results over the past decade - and throughout the latest crisis - prove that a well-balanced, universal banking model of scale really works. We have weathered the storms in different regions and in different sectors precisely because our business is large, broad and diverse. As we continue to debate the shape of the regulatory framework, it remains our view that the financial system needs banks which are 'big enough to cope.' Soundly-managed universal banks not only contribute to financial stability - but are also best placed to support economic growth by meeting the full range of customer needs in our globalised, connected world.

1
Commentary on financial performance is given on an underlying basis unless otherwise stated.
2
All references to July are July 2010.

Half-year to			Half-year to
30 June			30 June	30 June	31 December
2010			2010	2009	2009
£m	HK$m		US$m	US$m	US$m

		For the period
7,284	86,300	Profit before tax	11,104	5,019	2,060
		Profit attributable to shareholders of the
4,436	52,562	parent company	6,763	3,347	2,487
2,139	25,344	Dividends	3,261	2,728	2,911

		At the period-end
90,674	1,058,588	Total shareholders' equity	135,943	118,355	128,299
103,309	1,206,097	Total regulatory capital	154,886	155,186	155,729
850,183	9,925,599	Customer accounts and deposits by banks	1,274,637	1,292,494	1,283,906
1,613,108	18,832,501	Total assets	2,418,454	2,421,843	2,364,452
717,201	8,373,081	Risk-weighted assets at period end	1,075,264	1,159,274	1,133,168

£	HK$		US$	US$	US$
		Per ordinary share
0.25	2.95	Basic earnings	0.38	0.21	0.13
0.25	2.95	Diluted earnings	0.38	0.21	0.13
0.12	1.40	Dividends[1]	0.18	0.18	0.16
4.90	57.23	Net asset value at period end	7.35	6.63	7.17

		Share information
		US$0.50 ordinary shares in issue	17,510m	17,315m	17,408m
		Market capitalisation	US$161bn	US$141bn	US$199bn
		Closing market price per ordinary share	£6.152	£5.025	£7.09

			Over 1	Over 3	Over 5
			year	years	years
		Total shareholder return to
		30 June 2010[2]	126.9	90.3	102.6
		Benchmarks: FTSE 100	119.8	83.8	115.8
		MSCI World	110.8	70.6	103.1
		MSCI Banks	106.9	48.6	68.9

1
   Under IFRSs accounting rules, the dividend per share of US$0.18 shown in the accounts is the total of the dividends declared during the first half of 2010. This represents the fourth interim dividend for 2009 and the first interim dividend for 2010.
2
   Total shareholder return ('TSR') is as defined on page 19 of the
Annual Report and Accounts 2009
.

	Half-year to
	30 June	30 June	31 December
	2010	2009	2009
	%	%	%

Performance ratios
Return on average invested capital[1]	9.4	5.0	3.3
Return on average total shareholders' equity	10.4	6.4	4.3
Post-tax return on average total assets	0.62	0.31	0.24
Post-tax return on average risk-weighted assets	1.33	0.66	0.51

Efficiency and revenue mix ratios
Cost efficiency ratio	50.9	47.9	56.4

As a percentage of total operating income:
- net interest income	48.6	51.0	52.6
- net fee income	20.9	20.9	24.1
- net trading income	8.7	15.5	9.4

Capital ratios
- Core tier 1 ratio	9.9	8.8	9.4
- Tier 1 ratio	11.5	10.1	10.8
- Total capital ratio	14.4	13.4	13.7

1
Return on average invested capital is based on the profit attributable to ordinary shareholders. Average invested capital is measured as average total shareholders' equity after adding back goodwill previously written-off directly to reserves, deducting average equity preference shares issued by HSBC Holdings and deducting/(adding) average reserves for unrealised gains/(losses) on effective cash flow hedges and available-for-sale securities. This measure reflects capital initially invested and subsequent profit.

Half-year to			Half-year to
30 June			30 June	30 June	31 December
2010			2010	2009	2009
£m	HK$m		US$m	US$m	US$m

18,818	222,948	Interest income	28,686	32,479	29,617
(5,857)	(69,397)	Interest expense	(8,929)	(11,941)	(9,425)

12,961	153,551	Net interest income	19,757	20,538	20,192

6,826	80,868	Fee income	10,405	10,191	11,212
(1,238)	(14,666)	Fee expense	(1,887)	(1,763)	(1,976)

5,588	66,202	Net fee income	8,518	8,428	9,236

		Trading income excluding net interest
1,515	17,946	income	2,309	4,301	1,935
815	9,660	Net interest income on trading activities	1,243	1,954	1,673

2,330	27,606	Net trading income	3,552	6,255	3,608

		Changes in fair value of long-term debt
738	8,747	issued and related derivatives	1,125	(2,300)	(3,947)
		Net income/(expense) from other financial
(26)	(310)	instruments designated at fair value	(40)	777	1,939

		Net income/(expense) from financial
712	8,437	instruments designated at fair value	1,085	(1,523)	(2,008)

		Gains less losses from financial
365	4,329	investments	557	323	197
39	459	Dividend income	59	57	69
3,717	44,036	Net earned insurance premiums	5,666	5,012	5,459
970	11,487	Other operating income	1,478	1,158	1,630

26,682	316,107	Total operating income	40,672	40,248	38,383

		Net insurance claims incurred and
(3,359)	(39,800)	movement in liabilities to policyholders	(5,121)	(5,507)	(6,943)

		Net operating income before loan
		impairment charges and other credit
23,323	276,307	risk provisions	35,551	34,741	31,440
		Loan impairment charges and other
(4,935)	(58,469)	credit risk provisions	(7,523)	(13,931)	(12,557)

18,388	217,838	Net operating income	28,028	20,810	18,883

(6,433)	(76,212)	Employee compensation and benefits	(9,806)	(9,207)	(9,261)
(4,603)	(54,517)	General and administrative expenses	(7,014)	(6,258)	(7,134)
		Depreciation and impairment of property,
(547)	(6,482)	plant and equipment	(834)	(814)	(911)
		Amortisation and impairment of
(300)	(3,552)	intangible assets	(457)	(379)	(431)

(11,883)	(140,763)	Total operating expenses	(18,111)	(16,658)	(17,737)

6,505	77,075	Operating profit	9,917	4,152	1,146

		Share of profit in associates and
779	9,225	joint ventures	1,187	867	914

7,284	86,300	Profit before tax	11,104	5,019	2,060

(2,530)	(29,969)	Tax expense	(3,856)	(1,286)	901

4,754	56,331	Profit for the period	7,248	3,733	2,961

		Profit attributable to shareholders
4,436	52,562	of the parent company	6,763	3,347	2,487

318	3,769	Profit attributable to non-controlling	485	386	474
		interests

	Half-year to
	30 June	30 June	31 December
	2010	2009	2009
	US$m	US$m	US$m

Profit for the period	7,248	3,733	2,961

Other comprehensive income
Available-for-sale investments:
- fair value gains taken to equity	4,698	4,067	5,754
- fair value (gains)/losses transferred to income statement on disposal	(574)	(720)	72
- amounts transferred to the income statement in respect of
impairment losses	678	872	1,519
- income taxes	(596)	(349)	(398)

	4,206	3,870	6,947

Cash flow hedges:
- fair value gains/(losses) taken to equity	(1,687)	(111)	592
- fair value gains/(losses) transferred to income statement	1,644	856	(48)
- income taxes	(2)	(293)	(224)

	(45)	452	320

Actuarial gains/(losses) on defined benefit plans
- before income taxes	(82)	(3,578)	(8)
- income taxes	22	969	9

	(60)	(2, 609)	1

Share of other comprehensive income of associates and joint ventures	73	105	44
Exchange differences	(6,128)	3,450	1,525

Other comprehensive income for the period, net of tax	(1,954)	5,268	8,837

Total comprehensive income for the period	5,294	9,001	11,798

Total comprehensive income for the period attributable to:
- shareholders of the parent company	4,901	8,397	11,132
- non-controlling interests	393	604	666

	5,294	9,001	11,798

At			At	At	At
30 June			30 June	30 June	31 December
2010			2010	2009	2009
£m	HK$m		US$m	US$m	US$m

		ASSETS

47,741	557,362	Cash and balances at central banks	71,576	56,368	60,655
		Items in the course of collection from
7,467	87,175	other banks	11,195	16,613	6,395
		Hong Kong Government certificates of
12,249	143,000	indebtedness	18,364	16,156	17,463
269,334	3,144,391	Trading assets	403,800	414,358	421,381
21,506	251,076	Financial assets designated at fair value	32,243	33,361	37,181
192,282	2,244,829	Derivatives	288,279	310,796	250,886
130,929	1,528,557	Loans and advances to banks	196,296	182,266	179,781
595,856	6,956,415	Loans and advances to customers	893,337	924,683	896,231
257,109	3,001,663	Financial investments	385,471	353,444	369,158
28,107	328,144	Other assets	42,140	34,250	44,534
714	8,332	Current tax assets	1,070	1,201	2,937
7,728	90,220	Prepayments and accrued income	11,586	14,486	12,423
10,473	122,264	Interests in associates and joint ventures	15,701	12,316	13,011
18,582	216,938	Goodwill and intangible assets	27,859	29,105	29,994
8,865	103,497	Property, plant and equipment	13,291	14,573	13,802
4,166	48,638	Deferred tax assets	6,246	7,867	8,620

1,613,108	18,832,501	Total assets	2,418,454	2,421,843	2,364,452

At			At	At	At
30 June			30 June	30 June	31 December
2010			2010	2009	2009
£m	HK$m		US$m	US$m	US$m

		LIABILITIES AND EQUITY
		Liabilities
12,249	143,000	Hong Kong currency notes in circulation	18,364	16,156	17,463
84,920	991,410	Deposits by banks	127,316	129,151	124,872
765,263	8,934,189	Customer accounts	1,147,321	1,163,343	1,159,034
		Items in the course of transmission to
7,988	93,257	other banks	11,976	16,007	5,734
183,316	2,140,148	Trading liabilities	274,836	264,562	268,130
53,651	626,355	Financial liabilities designated at fair value	80,436	77,314	80,092
191,438	2,234,978	Derivatives	287,014	298,876	247,646
102,451	1,196,083	Debt securities in issue	153,600	156,199	146,896
47,846	558,577	Other liabilities	71,732	70,125	68,640
1,706	19,919	Current tax liabilities	2,558	2,274	2,140
35,028	408,942	Liabilities under insurance contracts	52,516	48,184	53,707
8,120	94,799	Accruals and deferred income	12,174	13,184	13,190
1,219	14,235	Provisions	1,828	1,949	1,965
843	9,843	Deferred tax liabilities	1,264	1,849	1,837
2,634	30,751	Retirement benefit liabilities	3,949	7,238	6,967
18,840	219,959	Subordinated liabilities	28,247	30,134	30,478

1,517,512	17,716,445	Total liabilities	2,275,131	2,296,545	2,228,791

		Equity
5,840	68,175	Called up share capital	8,755	8,658	8,705
5,618	65,590	Share premium account	8,423	8,390	8,413
3,903	45,562	Other equity instruments	5,851	2,133	2,133
13,333	155,654	Other reserves	19,989	19,186	22,236
61,980	723,607	Retained earnings	92,925	79,988	86,812

90,674	1,058,588	Total shareholders' equity	135,943	118,355	128,299
4,922	57,468	Non-controlling interests	7,380	6,943	7,362

95,596	1,116,056	Total equity	143,323	125,298	135,661

1,613,108	18,832,501	Total equity and liabilities	2,418,454	2,421,843	2,364,452

	Half-year to
	30 June	30 June	31 December
	2010	2009	2009
	US$m	US$m	US$m

Cash flows from operating activities
Profit before tax	11,104	5,019	2,060

Adjustments for:
- non-cash items included in profit before tax	9,553	16,255	15,129
- change in operating assets	14,130	(37,279)	16,476
- change in operating liabilities	(1,389)	22,246	(7,601)
- elimination of exchange differences	17,993	(7,878)	(11,146)
- net gain from investing activities	(1,111)	(911)	(999)
- share of profits in associates and joint ventures	(1,187)	(867)	(914)
- dividends received from associates	198	195	219
- contribution paid to defined benefit plans	(2,899)	(440)	(534)
- tax paid	(247)	118	(2,250)

Net cash generated from/(used in) operating activities	46,145	(3,542)	10,440

Cash flows from investing activities
Purchase of financial investments	(199,567)	(163,988)	(140,641)
Proceeds from the sale and maturity of financial investments	178,272	112,927	128,414
Purchase of property, plant and equipment	(739)	(781)	(1,219)
Proceeds from the sale of property, plant and equipment	3,338	2,203	2,498
Proceeds from the sale of loan portfolios	929	3,961	891
Net purchase of intangible assets	(521)	(463)	(493)
Net cash outflow from acquisition of and increase in stake of subsidiaries	(34)	(574)	(103)
Net cash inflow from disposal of subsidiaries	191	-	45
Net cash outflow from acquisition of and increase in stake of associates	(563)	(20)	(42)
Proceeds from disposal of associates and joint ventures	171	308	-

Net cash used in investing activities	(18,523)	(46,427)	(10,650)

Cash flows from financing activities
Issue of ordinary share capital
- rights issue	-	18,179	147
- other	-	2	70
Issue of other equity instruments	3,718	-	-
Net (purchases)/sales of own shares for market-making
and investment purposes	61	(51)	(125)
(Purchases)/sales of own shares to meet share awards and
share option awards	19	(62)	11
On exercise of share options	61	-	12
Subordinated loan capital issued	1,329	2,763	196
Subordinated loan capital repaid	(2,408)	(154)	(4,483)
Dividends paid to shareholders of the parent company	(2,126)	(2,426)	(1,838)
Dividends paid to non-controlling interests	(329)	(433)	(269)
Dividends paid to holders of other equity instruments	(134)	(89)	(180)

Net cash generated from/(used in) financing activities	191	17,729	(6,459)

Net increase/(decrease) in cash and cash equivalents	27,813	(32, 240 )	(6,669)

Cash and cash equivalents at beginning of period	250,766	278,872	251,696
Exchange differences in respect of cash and cash equivalents	(12,669)	5,064	5,739

Cash and cash equivalents at end of period	265,910	251,696	250,766

	Half-year to
	30 June	30 June	31 December
	2010	2009	2009
	US$m	US$m	US$m

Called up share capital
At beginning of period	8,705	6,053	8,658
Shares issued under employee share plans	3	-	4
Shares issued in lieu of dividends and amounts arising thereon	47	75	43
Shares issued in respect of rights issue	-	2,530	-

At end of period	8,755	8,658	8,705

Share premium
At beginning of period	8,413	8,463	8,390
Shares issued under employee share plans	58	3	66
Shares issued in lieu of dividends and amounts arising thereon	(48)	(75)	(44)
Other movements	-	(1)	1

At end of period	8,423	8,390	8,413

Other equity instruments
At beginning of period	2,133	2,133	2,133
Capital securities issued during the period	3,718	-	-

At end of period	5,851	2,133	2,133

Retained earnings
At beginning of period	86,812	80,689	79,988
Shares issued in lieu of dividends and amounts arising thereon	1,584	814	856
Dividends to shareholders	(3,261)	(2,728)	(2,911)
Tax credits on dividends	54	-	50
Own shares adjustment	80	(113)	(114)
Exercise and lapse of share options and vesting of share awards	736	658	149
Income taxes on share-based payments	(14)	(9)	18
Other movements	(30)	(103)	313
Transfers	173	-	5,945
Total comprehensive income for the period	6,791	780	2,518

At end of period	92,925	79,988	86,812

Other reserves
Available-for-sale fair value reserve
At beginning of period	(9,965)	(20,550)	(16,795)
Other movements	294	-	(18)
Total comprehensive income for the period	4,151	3,755	6,848

At end of period	(5,520)	(16,795)	(9,965)

Cash flow hedging reserve
At beginning of period	(26)	(806)	(340)
Other movements	8	-	(11)
Total comprehensive income for the period	(39)	466	325

At end of period	(57)	(340)	(26)

Foreign exchange reserve
At beginning of period	2,994	(1,843)	1,553
Other movements	(2)	-	-
Total comprehensive income for the period	(6,002)	3,396	1,441

At end of period	(3,010)	1,553	2,994

	Half-year to
	30 June	30 June	31 December
	2010	2009	2009
	US$m	US$m	US$m

Share-based payment reserve
At beginning of period	1,925	1,995	1,662
Exercise and lapse of share options and vesting of share awards	(855)	(699)	(70)
Cost of share-based payment arrangements	371	355	328
Other movements	-	11	5
Transfers	(173)	-	-

At end of period	1,268	1,662	1,925

Merger reserve
At beginning of period	27,308	17,457	33,106
Shares issued in respect of rights issue	-	15,649	147
Transfers	-	-	(5,945)

At end of period	27,308	33,106	27,308

Total shareholders' equity
At beginning of period	128,299	93,591	118,355
Shares issued under employee share plans	61	3	70
Shares issued in lieu of dividends and amounts arising thereon	1,583	814	855
Shares issued in respect of rights issue	-	18,179	147
Capital securities issued during the period	3,718	-	-
Dividends to shareholders	(3,261)	(2,728)	(2,911)
Tax credits on dividends	54	-	50
Own shares adjustment	80	(113)	(114)
Exercise and lapse of share options and vesting of share awards	(119)	(41)	79
Cost of share-based payment arrangements	371	355	328
Income taxes on share-based payments	(14)	(9)	18
Other movements	270	(93)	290
Total comprehensive income for the period	4,901	8,397	11,132

At end of period	135,943	118,355	128,299

Non-controlling interests
At beginning of period	7,362	6,638	6,943
Dividends to shareholders	(409)	(513)	(319)
Other movements	(1)	12	65
Change in ownership interest in subsidiaries	35	202	7
Total comprehensive income for the period	393	604	666

At end of period	7,380	6,943	7,362

Total equity
At beginning of period	135,661	100,229	125,298
Shares issued under employee share plans	61	3	70
Shares issued in lieu of dividends and amounts arising thereon	1,583	814	855
Shares issued in respect of rights issue	-	18,179	147
Capital securities issued during the period	3,718	-	-
Dividends to shareholders	(3,670)	(3,241)	(3,230)
Tax credits on dividends	54	-	50
Own shares adjustment	80	(113)	(114)
Exercise and lapse of share options and vesting of share awards	(119)	(41)	79
Cost of share-based payment arrangements	371	355	328
Income taxes on share-based payments	(14)	(9)	18
Other movements	269	(81)	355
Change in ownership interest in subsidiaries	35	202	7
Total comprehensive income for the period	5,294	9,001	11,798

At end of period	143,323	125,298	135,661

1. Basis of preparation

The basis of preparation applicable to the interim consolidated financial statements of HSBC can be found in Note 1 of the
Interim Report 2010
.

The interim consolidated financial statements of HSBC have been prepared in accordance with the Disclosure Rules and Transparency Rules of the Financial Services Authority and IAS 34 'Interim Financial Reporting' ('IAS 34') as issued by the International Accounting Standards Board ('IASB') and as endorsed by the EU.

The consolidated financial statements of HSBC at 31 December 2009 were prepared in accordance with International Financial Reporting Standards ('IFRSs') as issued by the IASB and as endorsed by the EU. EU endorsed IFRSs may differ from IFRSs as issued by the IASB if, at any point in time, new or amended IFRSs have not been endorsed by the EU. At 31 December 2009, there were no unendorsed standards effective for the year ended 31 December 2009 affecting the consolidated financial statements at that date, and there was no difference between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to HSBC. Accordingly, HSBC's financial statements for the year ended 31 December 2009 were prepared in accordance with IFRSs as issued by the IASB.

At 30 June 2010, there were no unendorsed standards effective for the period ended 30 June 2010 affecting these interim consolidated financial statements, and there was no difference between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to HSBC.

IFRSs comprise accounting standards issued by the IASB and its predecessor body as well as interpretations issued by the International Financial Reporting Interpretations Committee ('IFRIC') and its predecessor body.

During the period ended 30 June 2010, HSBC adopted the revised IFRS 3 'Business Combinations' and the amendments to IAS 27 'Consolidated and Separate Financial Statements'. Further details of this revised standard and amendments are provided in Note 1(a) of the
Interim Report 2010
. In addition to the above, HSBC adopted a number of standards and interpretations, and amendments thereto which had an insignificant effect on the consolidated financial statements.

2. Dividends

The Directors have declared a second interim dividend in respect of the financial year ending 31 December 2010 of US$0.08 per ordinary share, a distribution of approximately US$1,401 million. The second interim dividend will be payable on 6 October 2010 to holders of record on 19 August 2010 on the Hong Kong Overseas Branch Register and 20 August 2010 on the Principal Register in the United Kingdom or the Bermuda Overseas Branch Register.

The dividend will be payable in cash, in US dollars, sterling or Hong Kong dollars, or a combination of these currencies, at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00 am on 27 September 2010, and with a scrip dividend alternative. Particulars of these arrangements will be mailed to shareholders on or about 1 September 2010 and elections must be received by 22 September 2010. As this dividend was declared after the balance sheet date, it has not been included in 'Other liabilities' at 30 June 2010.

The dividend will be payable on ordinary shares held through Euroclear France, the settlement and central depositary system for Euronext Paris, on 6 October 2010 to the holders of record on 20 August 2010. The dividend will be payable in cash, in euros at the exchange rate quoted on 27 September 2010, and with a scrip dividend alternative. Particulars of these arrangements will be announced through Euronext Paris on 16 August 2010 and 25 August 2010.

The dividend will be payable on American Depositary Shares ('ADSs'), each of which represents five ordinary shares, on 6 October 2010 to holders of record on 20 August 2010. The dividend of US$0.40 per ADS will be payable in cash, in US dollars, and with a scrip dividend alternative of new ADSs. Particulars of these arrangements will be mailed to holders on or about 1 September 2010. Elections must be received by the depositary on or before 15 September 2010. Alternatively, the cash dividend may be invested in additional ADSs for participants in the dividend reinvestment plan operated by the depositary.

HSBC Holdings' ordinary shares will be quoted ex-dividend in London, Hong Kong, Paris and Bermuda on 18 August 2010. The ADSs will be quoted ex-dividend in New York on 18 August 2010. On 15 July 2010, HSBC paid a further coupon on the capital securities of US$0.508 per security, a distribution of US$45 million. No liability is recorded in the balance sheet at 30 June 2010 in respect of this coupon payment.

Dividends to shareholders of the parent company were as follows:

	Half-year to
	30 June 2010			30 June 2009			31 December 2009
	Per		Settled	Per		Settled	Per		Settled
	share	Total	in scrip	share	Total	in scrip	share	Total	in scrip
	US$	US$m	US$m	US$	US$m	US$m	US$	US$m	US$m

Dividends declared on
ordinary shares
In respect of previous year:
- fourth interim dividend	0.10	1,733	838	0.10	1,210	624	-	-	-
In respect of current year:
- first interim dividend	0.08	1,394	746	0.08	1,384	190	-	-	-
- second interim dividend	-	-	-	-	-	-	0.08	1,385	696
- third interim dividend	-	-	-	-	-	-	0.08	1,391	160

	0.18	3,127	1,584	0.18	2,594	814	0.16	2,776	856

Quarterly dividends on
preference shares classified
as equity
March dividend	15.50	22		15.50	22		-	-
June dividend	15.50	23		15.50	23		-	-
September dividend	-	-		-	-		15.50	22
December dividend	-	-		-	-		15.50	23

	31.00	45		31.00	45		31.00	45

Quarterly coupons on capital
securities classified as equity
January coupon	0.508	44		0.508	44		-	-
April coupon	0.508	45		0.508	45		-	-
July coupon	-	-		-	-		0.508	45
October coupon	-	-		-	-		0.508	45

	1.016	89		1.016	89		1.016	90

3. Earnings and dividends per ordinary share

	Half-year to
	30 June	30 June	31 December
	2010	2009	2009
	US$	US$	US$

Basic earnings per ordinary share	0.38	0.21	0.13
Diluted earnings per ordinary share	0.38	0.21	0.13
Dividends per ordinary share	0.18	0.18	0.16
Net asset value at period end	7.35	6.63	7.17

Dividend pay out ratio[1]	47.4%	85.7%	123.1%

1
   Dividends per ordinary share expressed as a percentage of basic earnings per ordinary share.

Basic earnings per ordinary share was calculated by dividing the profit attributable to ordinary shareholders of the parent company by the weighted average number of ordinary shares outstanding, excluding own shares held. Diluted earnings per ordinary share was calculated by dividing the basic earnings, which require no adjustment for the effects of dilutive potential ordinary shares, by the weighted average number of ordinary shares outstanding, excluding own shares held, plus the weighted average number of ordinary shares that would be issued on conversion of dilutive potential ordinary shares.

	Half-year to
	30 June	30 June	31 December
	2010	2009	2009
	US$m	US$m	US$m

Profit attributable to shareholders of the parent company	6,763	3,347	2,487
Dividend payable on preference shares classified as equity	(45)	(45)	(45)
Coupon payable on capital securities classified as equity	(89)	(89)	(90)

Profit attributable to ordinary shareholders of the parent company	6,629	3,213	2,352

4. Tax expense

	Half-year to
	30 June	30 June	31 December
	2010	2009	2009
	US$m	US$m	US$m

UK corporation tax charge	609	60	146
Overseas tax	2,439	1,472	375

Current tax	3,048	1,532	521
Deferred tax	808	(246)	(1,422)

Tax expense	3,856	1,286	(901)

Effective tax rate	34.7%	25.6%	(43.7%)

The UK corporation tax rate applying to HSBC was 28 per cent (2009: 28 per cent). Overseas tax included Hong Kong profits tax of US$426 million (first half of 2009: US$416 million; second half of 2009: US$367 million). Subsidiaries in Hong Kong provided for Hong Kong profits tax at the rate of 16.5 per cent (2009: 16.5 per cent) on the profits for the period assessable in Hong Kong. Other overseas subsidiaries and overseas branches provided for taxation at the appropriate rates in the countries in which they operate. The following table reconciles the overall tax expense which would apply if all profits had been taxed at the UK corporation tax rate:

4. Tax expense
(continued)

Analysis of overall tax expense:

	Half-year to
	30 June	30 June	31 December
	2010	2009	2009
	US$m	US$m	US$m

Taxation at UK corporation tax rate of 28 per cent (2009: 28 per cent)	3,109	1,405	577

Non-deductible loss on foreign exchange swaps on rights issue proceeds	-	-	96
Effect of taxing overseas profit in principal locations at different rates	(326)	(598)	(747)
Gains not subject to tax	(180)	(34)	(204)
Adjustments in respect of prior period liabilities	(20)	(5)	(34)
Low income housing tax credits	(44)	(49)	(49)
Effect of profit in associates and joint ventures	(332)	(243)	(256)
Deferred tax temporary differences not provided	8	813	(453)
Non-taxable income	(164)	(109)	(256)
Permanent disallowables	99	138	85
Additional provision for tax on overseas dividends	-	2	339
Tax impact of intragroup transfer of subsidiary	1,590	-	-
Bank payroll tax	91	-	-
Other items	25	(34)	1

Overall tax expense	3,856	1,286	(901)

5. Analysis of net fee income

	Half-year to
	30 June	30 June	31 December
	2010	2009	2009
	US$m	US$m	US$m

Cards	1,900	2,209	2,416
Account services	1,821	1,771	1,821
Funds under management	1,181	945	1,227
Broking income	766	749	868
Credit facilities	827	729	750
Insurance	578	688	733
Global custody	439	471	517
Imports/Exports	466	438	459
Underwriting	264	348	398
Remittances	329	281	332
Corporate finance	248	164	232
Unit trusts	267	137	226
Trust income	141	134	144
Taxpayer financial services	91	91	(4)
Mortgage servicing	60	62	62
Maintenance income on operating leases	53	55	56
Other	974	919	975

Total fee income	10,405	10,191	11,212
Less: fee expense	(1,887)	(1,763)	(1,976)

Net fee income	8,518	8,428	9,236

6. Loan impairment charge

	Half-year to
	30 June	30 June	31 December
	2010	2009	2009
	US$m	US$m	US$m

Individually assessed impairment allowances:
- Net new allowances	1,129	2,284	2,308
- Recoveries	(60)	(34)	(100)

	1,069	2,250	2,208

Collectively assessed impairment allowances:
- Net new allowances	6,558	11,426	9,814
- Recoveries	(393)	(343)	(413)

	6,165	11,083	9,401

Total charge for impairment losses	7,234	13,333	11,609

Customers	7,222	13,320	11,552
Banks	12	13	57

7. Capital resources

	At	At	At
	30 June	30 June	31 December
	2010	2009	2009
	US$m	US$m	US$m

Composition of regulatory capital
Tier 1 capital
Shareholders' equity	136,719	131,024	135,252
Shareholders' equity per balance sheet	135,943	118,355	128,299
Preference share premium	(1,405)	(1,405)	(1,405)
Other equity instruments	(5,851)	(2,133)	(2,133)
Deconsolidation of special purpose entities	8,032	16,207	10,491

Non-controlling interests	3,949	3,634	3,932
Non-controlling interests per balance sheet	7,380	6,943	7,362
Preference share non-controlling interests	(2,391)	(2,342)	(2,395)
Non-controlling interest transferred to tier 2 capital	(676)	(644)	(678)
Non-controlling interest in deconsolidated subsidiaries	(364)	(323)	(357)

Regulatory adjustments to the accounting basis	(3,079)	(147)	164
Unrealised (gains)/losses on available-for-sale debt securities	(797)	2,020	906
Own credit spread	(1,779)	(4,360)	(1,050)
Defined benefit pension fund adjustment	1,940	4,103	2,508
Reserves arising from revaluation of property and unrealised gains on available-for-sale equities	(2,500)	(2,250)	(2,226)
Cash flow hedging reserve	57	340	26

Deductions	(30,753)	(32,806)	(33,088)
Goodwill capitalised and intangible assets	(26,398)	(28,130)	(28,680)
50% of securitisation positions	(1,754)	(1,690)	(1,579)
50% of tax credit adjustment for expected losses	269	389	546
50% of excess of expected losses over impairment allowances	(2,870)	(3,375)	(3,375)

Core tier 1 capital	106,836	101,705	106,260

Other tier 1 capital before deductions	17,577	15,691	15,798
Preference share premium	1,405	1,405	1,405
Preference share non-controlling interests	2,391	2,342	2,395
Innovative tier 1 securities	13,781	11,944	11,998

Deductions	(345)	(43)	99
Unconsolidated investments	(614)	(432)	(447)
50% of tax credit adjustment for expected losses	269	389	546

Tier 1 capital	124,068	117,353	122,157

Tier 2 capital
Total qualifying tier 2 capital before deductions	48,170	53,466	50,075
Reserves arising from revaluation of property and unrealised gains on available-for-sale equities	2,500	2,250	2,226
Collective impairment allowances	3,526	3,917	4,120
Perpetual subordinated debt	2,982	2,972	2,987
Term subordinated debt	38,862	44,027	40,442
Non-controlling interest in tier 2 capital	300	300	300

Total deductions other than from tier 1 capital	(17,352)	(15,633)	(16,503)
Unconsolidated investments	(12,727)	(10,568)	(11,547)
50% of securitisation positions	(1,754)	(1,690)	(1,579)
50% of excess of expected losses over impairment allowances	(2,870)	(3,375)	(3,375)
Other deductions	(1)	-	(2)

Total regulatory capital	154,886	155,186	155,729

	At	At	At
	30 June	30 June	31 December
	2010	2009	2009
	US$m	US$m	US$m

Risk-weighted assets
Credit risk	839,079	908,231	903,518
Counterparty credit risk	57,323	53,824	51,892
Market risk	52,964	76,105	51,860
Operational risk	125,898	121,114	125,898

Total	1,075,264	1,159,274	1,133,168

	%	%	%
Capital ratios
Core tier 1 ratio	9.9	8.8	9.4
Tier 1 ratio	11.5	10.1	10.8
Total capital ratio	14.4	13.4	13.7

8. Notes on the statement of cash flows

	Half-year to
	30 June	30 June	31 December
	2010	2009	2009
	US$m	US$m	US$m

Non-cash items included in profit before tax
Depreciation, amortisation and impairment	1,442	1,153	1,385
Gains arising from dilution of interests in associates	(188)	-	-
Revaluations on investment property	8	43	(19)
Share-based payment expense	371	355	328
Loan impairment losses gross of recoveries and other
credit risk provisions	7,976	14,308	13,070
Provisions	158	361	308
Impairment of financial investments	40	281	77
Charge/(credit) for defined benefit plans	246	(150)	342
Accretion of discounts and amortisation of premiums	(500)	(96)	(362)

	9,553	16,255	15,129

Change in operating assets
Change in prepayments and accrued income	839	1,311	1,887
Change in net trading securities and net derivatives	20,176	1,922	13,466
Change in loans and advances to banks	(8,515)	(28,458)	(1,896)
Change in loans and advances to customers	(3,812)	(9,279)	15,428
Change in financial assets designated at fair value	5,460	(4,946)	(3,965)
Change in other assets	(18)	2,171	(8,444)

	14,130	(37,279)	16,476

Change in operating liabilities
Change in accruals and deferred income	(1,016)	(2,264)	6
Change in deposits by banks	2,444	(937)	(4,279)
Change in customer accounts	(11,714)	46,291	(4,308)
Change in debt securities in issue	6,583	(23,494)	(9,303)
Change in financial liabilities designated at fair value	342	262	7,168
Change in other liabilities	1,972	2,388	3,115

	(1,389)	22,246	(7,601)

	Half-year to
	30 June	30 June	31 December
	2010	2009	2009
	US$m	US$m	US$m

Cash and cash equivalents
Cash and balances at central banks	71,576	56,368	60,655
Items in the course of collection from other banks	11,195	16,613	6,395
Loans and advances to banks of one month or less	171,022	157,856	160,673
Treasury bills, other bills and certificates of deposit
less than three months	24,093	36,866	28,777
Less: items in the course of transmission to other banks	(11,976)	(16,007)	(5,734)

	265,910	251,696	250,766

Interest and dividends
Interest paid	(9,932)	(16,696)	(12,334)
Interest received	31,397	36,975	37,087
Dividends received	380	835	188

9. Segmental analysis

Net operating income
	Europe	Hong Kong	Rest of Asia- Pacific	Middle East	North America	Latin America	Intra-HSBC items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Half-year to:
30 June 2010	11,220	4,833	4,351	750	4,446	3,895	(1,467)	28,028
30 June 2009	9,541	4,441	3,478	978	652	3,067	(1,347)	20,810
31 December 2009	8,435	4,526	3,629	282	(11)	3,431	(1,409)	18,883

Profit/(loss) before tax
	Europe	Hong Kong	Rest of Asia- Pacific	Middle East	North America	Latin America	Intra-HSBC tems	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Half-year to:
30 June 2010	3,521	2,877	2,985	346	492	883	-	11,104
30 June 2009	2,976	2,501	2,022	643	(3,703)	580	-	5,019
31 December 2009	1,033	2,528	2,178	(188)	(4,035)	544	-	2,060

Balance sheet information
			Rest of				Intra-
		Hong	Asia-	Middle	North	Latin	HSBC
	Europe	Kong	Pacific	East	America	America	items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Total assets
At 30 June 2010	1,280,698	410,991	244,624	49,637	495,408	121,885	(184,789)	2,418,454
At 30 June 2009	1,324,687	413,107	217,794	48,601	494,778	107,515	(184,639)	2,421,843
At 31 December 2009	1,268,600	399,243	222,139	48,107	475,014	115,967	(164,618)	2,364,452

10. Reconciliation of reported and underlying profit before tax

	Half-year to 30 June 2010 ('1H10') compared with half-year to 30 June 2009 ('1H09')
				1H09 at
				1H10
	1H09 as	1H09	Currency	exchange	1H10 as	1H10	1H10
	reported	adjustments	translation	rates	reported	adjustments	underlying
HSBC	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	20,538	-	707	21,245	19,757	(31)	19,726
Net fee income	8,428	(71)	248	8,605	8,518	(3)	8,515
Changes in fair value[1]	(2,457)	2,457	-	-	1,074	(1,074)	-
Other income	8,232	(281)	264	8,215	6,202	(385)	5,817

Net operating income [2]	34,741	2,105	1,219	38,065	35,551	(1,493)	34,058

Loan impairment charges
and other credit risk
provisions	(13,931)	-	(363)	(14,294)	(7,523)	-	(7,523)

Net operating income	20,810	2,105	856	23,771	28,028	(1,493)	26,535

Operating expenses	(16,658)	70	(663)	(17,251)	(18,111)	19	(18,092)

Operating profit	4,152	2,175	193	6,520	9,917	(1,474)	8,443

Income from associates	867	(1)	(1)	865	1,187	-	1,187

Profit before tax	5,019	2,174	192	7,385	11,104	(1,474)	9,630

	Half-year to 30 June 2010 ('1H10') compared with half-year to 31 December 2009 ('2H09')
				2H09 at
				1H10
	2H09 as	2H09	Currency	exchange	1H10 as	1H10	1H10
	reported	adjustments	translation	rates	reported	adjustments	underlying
HSBC	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	20,192	-	(316)	19,876	19,757	-	19,757
Net fee income	9,236	(105)	(177)	8,954	8,518	-	8,518
Changes in fair value[1]	(4,076)	4,076	-	-	1,074	(1,074)	-
Other income	6,088	(2)	(104)	5,982	6,202	(376)	5,826

Net operating income[2]	31,440	3,969	(597)	34,812	35,551	(1,450)	34,101

Loan impairment charges
and other credit risk
provisions	(12,557)	-	141	(12,416)	(7,523)	-	(7,523)

Net operating income	18,883	3,969	(456)	22,396	28,028	(1,450)	26,578

Operating expenses	(17,737)	99	323	(17,315)	(18,111)	-	(18,111)

Operating profit	1,146	4,068	(133)	5,081	9,917	(1,450)	8,467

Income from associates	914	-	1	915	1,187	-	1,187

Profit before tax	2,060	4,068	(132)	5,996	11,104	(1,450)	9,654

1
Changes in fair value of own debt designated at fair value attributable to credit spread.
2
Net operating income before loan impairment charges and other credit risk provisions.

11. Distribution of results by customer group and global business

Personal Financial Services
	Half-year to
	30 June	30 June	31 December
	2010	2009	2009
	US$m	US$m	US$m

Net interest income	12,198	12,650	12,457
Net fee income	3,560	4,045	4,193

Net trading income/(expense)	(377)	489	213
Net income/(expense) from financial instruments
designated at fair value	(127)	744	1,595
Gains less losses from financial investments	3	195	29
Dividend income	14	17	16
Net earned insurance premiums	4,953	4,585	4,949
Other operating income	387	302	507

Total operating income	20,611	23,027	23,959

Net insurance claims incurred and movement in liabilities to
policyholders	(4,572)	(5,144)	(6, 427 )
Net operating income before loan impairment charges
and other credit risk provisions	16,039	17,883	17,532

Loan impairment charges and other credit risk provisions	(6,317)	(10,673)	(9, 229 )

Net operating income	9,722	7,210	8,303

Direct employee expenses	(2,584)	(2,876)	(3,193)
Other operating expenses, including reallocations	(6,425)	(5,898)	(6,325)

Total operating expenses	(9,009)	(8, 774 )	(9,518)

Operating profit/(loss)	713	(1,564)	(1, 215 )

Share of profit in associates and joint ventures	458	315	399

Profit/(loss) before tax	1,171	(1,249)	(816)

Commercial Banking
	Half-year to
	30 June	30 June	31 December
	2010	2009	2009
	US$m	US$m	US$m

Net interest income	4,024	3,809	4,074
Net fee income	1,935	1,749	1,953

Net trading income	233	194	160
Net income/(expense) from financial instruments
designated at fair value	26	(17)	117
Gains less losses from financial investments	3	25	(2)
Dividend income	5	3	5
Net earned insurance premiums	696	390	496
Other operating income	355	519	220

Total operating income	7,277	6,672	7,023

Net insurance claims incurred and movement in liabilities to
policyholders	(537)	(328)	(514)
Net operating income before loan impairment charges
and other credit risk provisions	6,740	6,344	6,509

Loan impairment charges and other credit risk provisions	(705)	(1,509)	(1,773)

Net operating income	6,035	4,835	4,736

Direct employee expenses	(1,063)	(876)	(1,196)
Other operating expenses, including reallocations	(2,203)	(1,864)	(2,027)

Total operating expenses	(3,266)	(2,740)	(3,223)

Operating profit	2,769	2,095	1,513

Share of profit in associates and joint ventures	435	337	330

Profit before tax	3,204	2,432	1,843

Global Banking and Markets
	Half-year to
	30 June	30 June	31 December
	2010	2009	2009
	US$m	US$m	US$m

Net interest income	3,720	4,667	3,943
Net fee income	2,379	1,968	2,395

Net trading income	3,755	4,478	2,397
Net income from financial instruments designated at fair value	8	329	144
Gains less losses from financial investments	505	158	107
Dividend income	22	23	45
Net earned insurance premiums	22	40	14
Other operating income	438	603	543

Total operating income	10,849	12,266	9,588

Net insurance claims incurred and movement in liabilities to
policyholders	(15)	(35)	1
Net operating income before loan impairment charges
and other credit risk provisions	10,834	12,231	9,589

Loan impairment charges and other credit risk recoveries	(500)	(1,732)	(1,436)

Net operating income	10,334	10,499	8,153

Direct employee expenses	(2,520)	(2,492)	(1,843)
Other operating expenses, including reallocations	(2,427)	(1,913)	(2,289)

Total operating expenses	(4,947)	(4,405)	(4,132)

Operating profit	5,387	6,094	4,021

Share of profit in associates and joint ventures	246	204	162

Profit before tax	5,633	6,298	4,183

11. Distribution of results by customer group and global business
(continued)

Private Banking
	Half-year to
	30 June	30 June	31 December
	2010	2009	2009
	US$m	US$m	US$m

Net interest income	646	784	690
Net fee income	643	602	634

Net trading income	219	163	181
Gains less losses from financial investments	11	(2)	7
Dividend income	3	2	3
Other operating income	21	40	8

Net operating income before loan impairment charges
and other credit risk provisions	1,543	1,589	1,523

Loan impairment charges and other credit risk provisions	-	(14)	(114)

Net operating income	1,543	1,575	1,409

Direct employee expenses	(609)	(604)	(594)
Other operating expenses, including reallocations	(358)	(345)	(341)

Total operating expenses	(967)	(949)	(935)

Operating profit	576	626	474

Share of profit in associates and joint ventures	(20)	6	2

Profit before tax	556	632	476

11. Distribution of results by customer group and global business
(continued)

Other
	Half-year to
	30 June	30 June	31 December
	2010	2009	2009
	US$m	US$m	US$m

Net interest expense	(537)	(551)	(484)
Net fee income	1	64	61

Net trading income/(expense)	(572)	110	169

Net income/(expense) from financial instruments designated at fair value	1,178	(2,579)	(3,864)

Gains less losses from financial investments	35	(53)	56
Dividend income	15	12	-
Net earned insurance premiums	(5)	(3)	-
Other operating income	3,114	2,172	2,870

Total operating income/(expenses)	3,229	(828)	(1, 192 )

Net insurance claims incurred and movement in liabilities to
policyholders	3	-	(3)
Net operating income/(expense) before loan impairment charges
and other credit risk provisions	3,232	(828)	(1, 195 )

Loan impairment charges and other credit risk provisions	(1)	(3)	(5)

Net operating income/(expense)	3,231	(831)	(1,200)

Direct employee expenses	(3,030)	(2,358)	(2,432)
Other operating expenses, including reallocations	271	90	(15)

Total operating expenses	(2,759)	(2,268)	(2,447)

Operating profit/(loss)	472	(3,099)	(3,647)

Share of profit in associates and joint ventures	68	5	21

Profit/(loss) before tax	540	(3,094)	(3,626)

12. Geographical distribution of results

Europe
	Half-year to
	30 June	30 June	31 December
	2010	2009	2009
	US$m	US$m	US$m

Interest income	8,811	10,673	9,610
Interest expense	(3,009)	(4,695)	(3,320)

Net interest income	5,802	5,978	6,290

Fee income	4,111	3,998	4,578
Fee expense	(934)	(1,155)	(1,154)

Net fee income	3,177	2,843	3,424

Net trading income	1,604	3,429	2,030

Changes in fair value of long-term debt issued and related derivatives	715	(788)	(1,958)
Net income/(expense) from other financial instruments designated at fair value	(142)	212	1,109

Net income/(expense) from financial instruments designated at fair value	573	(576)	(849)

Gains less losses from financial investments	237	(60)	110
Dividend income	14	13	16
Net earned insurance premiums	2,137	2,134	2,089
Other operating income	1,141	976	1,286

Total operating income	14,685	14,737	14,396

Net insurance claims incurred and movement in liabilities to
policyholders	(1,964)	(2,383)	(3, 206 )
Net operating income before loan impairment charges
and other credit risk provisions	12,721	12,354	11,190

Loan impairment charges and other credit risk provisions	(1,501)	(2,813)	(2,755)

Net operating income	11,220	9,541	8,435

Operating expenses	(7,704)	(6,587)	(7,401)

Operating profit	3,516	2,954	1,034

Share of profit/(loss) in associates and joint ventures	5	22	(1)

Profit before tax	3,521	2,976	1,033

12. Geographical distribution of results
(continued)

Hong Kong
	Half-year to
	30 June	30 June	31 December
	2010	2009	2009
	US$m	US$m	US$m

Interest income	2,414	2,923	2,404
Interest expense	(420)	(691)	(441)

Net interest income	1,994	2,232	1,963

Fee income	1,626	1,409	1,690
Fee expense	(231)	(209)	(221)

Net fee income	1,395	1,200	1,469

Net trading income	688	704	521

Changes in fair value of long-term debt issued and related derivatives	(2)	(3)	-
Net income/(expense) from other financial instruments designated at fair value	(28)	348	440

Net income/(expense) from financial instruments designated at fair value	(30)	345	440

Gains less losses from financial investments	111	2	7
Dividend income	13	14	14
Net earned insurance premiums	2,248	1,838	1,836
Other operating income	644	505	769

Total operating income	7,063	6,840	7,019

Net insurance claims incurred and movement in liabilities to
policyholders	(2,167)	(2,126)	(2, 266 )
Net operating income before loan impairment charges
and other credit risk provisions	4,896	4,714	4,753

Loan impairment charges and other credit risk provisions	(63)	(273)	(227)

Net operating income	4,833	4,441	4,526

Operating expenses	(1,968)	(1,935)	(2, 011 )

Operating profit	2,865	2,506	2,515

Share of profit/(loss) in associates and joint ventures	12	(5)	13

Profit before tax	2,877	2,501	2,528

12. Geographical distribution of results
(continued)

Rest of Asia-Pacific
	Half-year to
	30 June	30 June	31 December
	2010	2009	2009
	US$m	US$m	US$m

Interest income	2,976	3,025	2,852
Interest expense	(1,154)	(1,257)	(1, 081 )

Net interest income	1,822	1,768	1,771

Fee income	1,138	908	1,064
Fee expense	(204)	(189)	(226)

Net fee income	934	719	838

Net trading income	780	909	697

Changes in fair value of long-term debt issued and related derivatives	-	(2)	1
Net income/(expense) from other financial instruments designated at fair value	(2)	31	80

Net income/(expense) from financial instruments designated at fair value	(2)	29	81

Gains less losses from financial investments	39	(21)	2
Dividend income	1	1	1
Net earned insurance premiums	198	152	213
Other operating income	877	608	630

Total operating income	4,649	4,165	4,233

Net insurance claims incurred and movement in liabilities to
policyholders	(151)	(156)	(239)
Net operating income before loan impairment charges
and other credit risk provisions	4,498	4,009	3,994

Loan impairment charges and other credit risk provisions	(147)	(531)	(365)

Net operating income	4,351	3,478	3,629

Operating expenses	(2,417)	(2,151)	(2, 299 )

Operating profit	1,934	1,327	1,330

Share of profit in associates and joint ventures	1,051	695	848

Profit before tax	2,985	2,022	2,178

12. Geographical distribution of results
(continued)

Middle East
	Half-year to
	30 June	30 June	31 December
	2010	2009	2009
	US$m	US$m	US$m

Interest income	979	1,217	1,043
Interest expense	(312)	(454)	(321)

Net interest income	667	763	722

Fee income	382	337	345
Fee expense	(26)	(29)	(28)

Net fee income	356	308	317

Net trading income	194	220	174

Gains less losses from financial investments	(1)	13	3
Dividend income	5	2	1
Other operating income	(33)	63	8

Total operating income	1,188	1,369	1,225

Net insurance claims incurred and movement in liabilities to
policyholders	-	-	-

Net operating income before loan impairment charges
and other credit risk provisions	1,188	1,369	1,225

Loan impairment charges and other credit risk provisions	(438)	(391)	(943)

Net operating income	750	978	282

Operating expenses	(519)	(482)	(519)

Operating profit/(loss)	231	496	(237)

Share of profit in associates and joint ventures	115	147	49

Profit/(loss) before tax	346	643	(188)

North America
	Half-year to
	30 June	30 June	31 December
	2010	2009	2009
	US$m	US$m	US$m

Interest income	8,637	10,485	9,041
Interest expense	(2,284)	(3,308)	(2, 548 )

Net interest income	6,353	7,177	6,493

Fee income	2,329	2,805	2,691
Fee expense	(528)	(270)	(409)

Net fee income	1,801	2,535	2,282

Net trading income/(expense)	(67)	394	(63)

Changes in fair value of long-term debt issued and related derivatives	412	(1,507)	(1, 990 )
Net income/(expense) from other financial instruments
designated at fair value	2	(2)	3
Net income/(expense) from financial instruments
designated at fair value	414	(1,509)	(1,987)

Gains less losses from financial investments	118	257	39
Dividend income	21	23	30
Net earned insurance premiums	126	164	145
Other operating income	306	292	274

Total operating income	9,072	9,333	7,213

Net insurance claims incurred and movement in liabilities to
policyholders	(72)	(143)	(98)

Net operating income before loan impairment charges
and other credit risk provisions	9,000	9,190	7,115

Loan impairment charges and other credit risk provisions	(4,554)	(8,538)	(7, 126 )

Net operating income	4,446	652	(11)

Operating expenses	(3,957)	(4,362)	(4, 029 )

Operating profit/(loss)	489	(3,710)	(4, 040 )

Share of profit in associates and joint ventures	3	7	5

Profit/(loss) before tax	492	(3,703)	(4, 035 )

Latin America
	Half-year to
	30 June	30 June	31 December
	2010	2009	2009
	US$m	US$m	US$m

Interest income	5,434	4,890	5,201
Interest expense	(2,315)	(2,270)	(2, 248 )

Net interest income	3,119	2,620	2,953

Fee income	1,140	1,060	1,170
Fee expense	(285)	(237)	(264)

Net fee income	855	823	906

Net trading income	353	599	249

Changes in fair value of long-term debt issued and related derivatives	-	-	-
Net income from other financial instruments designated at
fair value	130	188	307

Net income from financial instruments designated at fair value	130	188	307

Gains less losses from financial investments	53	132	36
Dividend income	5	4	7
Net earned insurance premiums	957	724	1,176
Other operating income	10	61	72

Total operating income	5,482	5,151	5,706

Net insurance claims incurred and movement in liabilities to
policyholders	(767)	(699)	(1, 134 )
Net operating income before loan impairment charges
and other credit risk provisions	4,715	4,452	4,572

Loan impairment charges and other credit risk provisions	(820)	(1,385)	(1, 141 )

Net operating income	3,895	3,067	3,431

Operating expenses	(3,013)	(2,488)	(2, 887 )

Operating profit	882	579	544

Share of profit in associates and joint ventures	1	1	-

Profit before tax	883	580	544

13. Foreign currency amounts

The sterling and Hong Kong dollar equivalent figures in the consolidated income statement and balance sheet are for information only. These are translated at the average rate for the period for the income statement and the closing rate for the balance sheet as follows:

		Half-year to
		30 June	30 June	31 December
		2010	2009	2009
		US$m	US$m	US$m

Closing:	HK$/US$	7.787	7.750	7.754
	£/US$	0.667	0.605	0.616

Average:	HK$/US$	7.772	7.753	7.751
	£/US$	0.656	0.673	0.611

14. Litigation

Bernard L. Madoff Investment Securities LLC

As referred to in the
Annual Report and Accounts 2009
, on 29 June 2009 Bernard L. Madoff ('Madoff') was sentenced to 150 years in prison following his guilty plea to fraud and other charges. The relevant US authorities are continuing their investigations into the fraud, and have brought charges against others, including several employees of Bernard L. Madoff Investment Securities LLC ('Madoff Securities') as well as its external auditor. Some details of the fraud have come to light as a result of these and other investigations and proceedings; however, significant uncertainty remains as to the facts of the fraud and the total amount of assets that will ultimately be available for distribution by the Madoff Securities trustee.

Various non-US HSBC companies provide custodial, administration and similar services to a number of funds incorporated outside the US whose assets were invested with Madoff Securities. Based on information provided by Madoff Securities, as at 30 November 2008, the aggregate net asset value of these funds (which would include principal amounts invested and unrealised gains) was US$8.4 billion. Proceedings concerning Madoff and Madoff Securities have been issued by different plaintiffs (including funds, fund investors, and the Madoff Securities trustee) in various jurisdictions against numerous defendants and HSBC expects further proceedings may be brought. Various HSBC companies have been named as defendants in suits in the US, Ireland, Luxembourg, and other jurisdictions. All of the cases where HSBC companies are named as a defendant are at an early stage. HSBC considers that it has good defences to these claims and will continue to defend them vigorously. HSBC is unable reliably to estimate the liability, if any, that might arise as a result of such claims.

Various HSBC companies have also received requests for information from various regulatory and law enforcement authorities in connection with the fraud by Madoff. HSBC companies are co-operating with these requests for information.

Other litigation
These actions apart, HSBC is party to legal actions in a number of jurisdictions including the UK, Hong Kong and the US arising out of its normal business operations. HSBC considers that none of the actions is material, and none is expected to result in a significant adverse effect on the financial position of HSBC, either individually or in the aggregate. Management believes that adequate provisions have been made in respect of the litigation arising out of its normal business operations. HSBC has not disclosed any contingent liability associated with these legal actions because it is not practical to do so.

15. Events after the balance sheet date

On 2 July 2010, the Group entered into an agreement to acquire The Royal Bank of Scotland Group plc's retail and commercial banking businesses in India. The total consideration will comprise a premium of up to US$95 million over the net asset value of the businesses being acquired. The purchase price will be reduced in respect of 90 per cent of any credit losses incurred on the unsecured lending portfolio in the two years subsequent to completion. The initial consideration paid will be reduced by an estimate of these losses with an adjustment to reflect the actual losses at the end of the 2 year protection period. The acquisition is subject to regulatory approvals and is expected to be completed in the first half of 2011.

On 28 July 2010 HSBC agreed in principle the sale of the remaining US consumer finance run-off portfolio of vehicle finance loans. The carrying amount of the loans at 30 June 2010 was US$4.3 billion. The transaction is expected to be completed in the second half of 2010.

A second interim dividend for the financial year ending 31 December 2010 of US$0.08 per ordinary share (approximately US$1,401 million) was declared by the Directors after 30 June 2010. The second interim dividend will be payable on 6 October 2010 to holders of record on 19 August 2010 on the Hong Kong Overseas Branch Register and 20 August 2010 on the Principal Register in the United Kingdom or the Bermuda Overseas Branch Register.

16. Forward-looking statements

This media release contains certain forward-looking statements with respect to the financial condition, results of operations and business of HSBC. These forward-looking statements represent HSBC's expectations or beliefs concerning future events and involve known and unknown risks and uncertainty that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Certain statements, such as those that include the words 'potential', 'estimated', and similar expressions or variations on such expressions may be considered 'forward-looking statements'.

17. Statutory accounts

The information in this media release does not constitute statutory accounts within the meaning of Section 434 of the Companies Act 2006. The
Interim Report 2010
was approved by the Board of Directors on 2 August 2010. The statutory accounts for the year ended 31 December 2009 have been delivered to the Registrar of Companies in England and Wales in accordance with Section 447 of the Companies Act 2006. The auditor has reported on those accounts. Its report was unqualified: did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report; and did not contain a statement under Section 498(2) or (3) of the Companies Act 2006.

The information in this media release does not constitute the unaudited interim consolidated financial statements which are contained in the
Interim Report 2010
. The unaudited interim consolidated financial statements have been reviewed by the Company's auditor, KPMG Audit Plc, in accordance with the guidance contained in the
International Standard on Review Engagements (UK and Ireland) 2410: Review of Interim Financial Information Performed by the Independent Auditor of the Entity
issued by the Auditing Practices Board. On the basis of its review, KPMG Audit Plc was not aware of any material modifications that should be made to the unaudited consolidated financial statements as presented for the six months ended 30 June 2010 in the
Interim Report
to the shareholders. The full report of its review is included in the
Interim Report 2010
.

18. Dealings in HSBC Holdings plc shares

Except for dealings as intermediaries by HSBC Bank plc, HSBC Financial Products (France) SNC and The Hongkong and Shanghai Banking Corporation Limited, which are members of a European Economic Area exchange, neither HSBC Holdings plc nor any subsidiary undertaking has bought, sold or redeemed any securities of HSBC Holdings plc during the six months ended 30 June 2010.

19. Registers of shareholders

Any person who has acquired shares registered on the Hong Kong Overseas Branch Register but who has not lodged the share transfer with the Hong Kong Overseas Branch Registrar should do so before 4.00 pm on Thursday 19 August 2010 in order to receive the second interim dividend for 2010.

Any person who has acquired shares registered on the Principal Register in the United Kingdom or on the Bermuda Overseas Branch Register of shareholders but who has not lodged the share transfer with the Principal Registrar or the Bermuda Overseas Branch Registrar respectively, should do so before 4.00 pm on Friday 20 August 2010 in order to receive the dividend.

Removals of ordinary shares may not be made to or from the Hong Kong Overseas Branch Register on Friday 20 August 2010. Accordingly any person who wishes to remove shares to the Hong Kong Overseas Branch Register must lodge the removal request with the Principal Registrar in the United Kingdom or the Bermuda Branch Registrar by 4.00 pm on Wednesday 18 August 2010; any person who wishes to remove shares from the Hong Kong Overseas Branch Register must lodge the removal request with the Hong Kong Branch Registrar by 4.00 pm on Thursday 19 August 2010.

Transfers of American Depositary Shares should be lodged with the depositary by 12 noon on Friday 20 August 2010 in order to receive the dividend.

20. Proposed interim dividends for 2010

The Board has adopted a policy of paying quarterly dividends on the ordinary shares. Under this policy it is intended to have a pattern of three equal interim dividends with a variable fourth interim dividend. The proposed timetables for dividends payable on the ordinary shares in respect of 2010 that have not yet been declared are:

	Third interim	Fourth interim
	dividend for 2010	dividend for 2010

Announcement	1 November 2010	28 February 2011

Shares quoted ex-dividend in London, Hong Kong, Paris and Bermuda	17 November 2010	16 March 2011

American Depository Shares quoted ex-dividend in New York	17 November 2010	16 March 2011

Record date in Hong Kong	18 November 2010	17 March 2011

Record date in London, New York, Paris and Bermuda[1]	19 November 2010	18 March 2011

Payment date	12 January 2011	5 May 2011

1
   Removals to and from the Overseas Branch Register of shareholders in Hong Kong will not be permitted on these dates.

21. Final results

The results for the year to 31 December 2010 will be announced on Monday 28 February 2011.

22. Corporate governance

HSBC is committed to high standards of corporate governance.

HSBC Holdings has complied throughout the six months to 30 June 2010 with the applicable code provisions of the Combined Code on Corporate Governance issued by the Financial Reporting Council and the Code on Corporate Governance Practices in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Board of HSBC Holdings has adopted a code of conduct for transactions in HSBC Group securities by Directors. The code of conduct complies with The Model Code in the Listing Rules of the Financial Services Authority and with The Model Code for Securities Transactions by Directors of Listed Issuers ('Hong Kong Model Code') set out in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, save that The Stock Exchange of Hong Kong Limited has granted certain waivers from strict compliance with the Hong Kong Model Code. The waivers granted by The Stock Exchange of Hong Kong Limited primarily take into account accepted practices in the UK, particularly in respect of employee share plans. Following specific enquiry, each Director has confirmed he or she has complied with the code of conduct for transactions in HSBC Group securities throughout the period.

There have been no material changes to the information disclosed in the
Annual Report and Accounts 2009
in respect of the number and remuneration of employees, remuneration policies bonus and share option plans and training schemes.
The Directors of HSBC Holdings plc as at the date of this announcement are:
S K Green, M F Geoghegan, S A Catz† , V H C Cheng, M K T Cheung† , J D Coombe† , R A Fairhead† , D J Flint, A A Flockhart, S T Gulliver, J W J Hughes-Hallett† , W S H Laidlaw† , J R Lomax† , G Morgan† , N R N Murthy† , Sir Simon Robertson† , J L Thornton† and Sir Brian Williamson† .

†
Independent non-executive Director

The Group Audit Committee has reviewed the results for the six months to 30 June 2010.

23. Interim Report

The
Interim Report
2010
will be mailed to shareholders on or about 13 August 2010. Copies of the Interim Report and this Media Release may be obtained from Group Communications, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom; from Group Communications (Asia), The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong; from Internal Communications, HSBC-North America, 26525 N Riverwoods Boulevard, Mettawa, Illinois 60045, USA; or from the HSBC Group website www.hsbc.com.

A Chinese translation of the
Interim Report 2010
may be obtained on request from Computershare Hong Kong Investor Services Limited, Hopewell Centre, Rooms 1712-1716, 17th Floor, 183 Queen's Road East, Hong Kong.

The
Interim Report 2010
will be available on the Stock Exchange of Hong Kong's website www.hkex.com.hk.

24. For further information contact:

Group Management Office - London Richard Beck Director of Group Communications Telephone: +44 (0)20 7991 0633

Patrick McGuinness Head of Group Press Office Telephone: +44 (0)20 7991 0111	Alastair Brown Manager Investor Relations Telephone: +44 (0)20 7992 1938

Hong Kong David Hall Head of Group Communications (Asia) Telephone: +852 2822 1133	Gareth Hewett Deputy Head of Group Communications (Asia) Telephone: +852 2822 4929

Chicago Lisa Sodeika Executive Vice President Corporate Affairs Telephone: +1 224 544 3299

Paris Chantal Nedjib Director of Communications Telephone: +33 1 40 70 7729	Gilberte Lombard Investor Relations Director Telephone: +33 1 40 70 2257

An interview with Michael Geoghegan, Group Chief Executive, and Douglas Flint,
Chief Financial Officer, Executive Director Risk and Regulation, will be available at
http://www.hsbc.com/interimresults
and through Cantos at
http://sites.cantos.com/hsbc/10/2010-interim-results/public/
.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:

Name: P A Stafford

Title: Assistant Group Secretary

Date: 02 August, 2010